RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2009 JUL -8 A 9:59

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

SUPPL

[redacted]

09046467

3rd July, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that the members of the Company have approved resolution through Postal Ballot. We have intimated the results of the postal ballot to the Stock Exchanges in India vide our letter dated July 02, 2009.

We enclose herewith a copy of the said letter for your information and record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl. As above.

7/9

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

July 02, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Declaration of result of Resolution passed through Postal Ballot

We refer to our letter dated 29th May, 2009, enclosing therewith the Postal Ballot Notice dated 28th May, 2009 together with the Postal Ballot Form sent to the Members of the Company seeking their approval to the business listed therein, by postal ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant, appointed as the Scrutinizer by the Board of Directors has submitted his report dated 1st July 2009, on the postal ballot forms received from the Members to the Chairman of the Company. Based on the report submitted by the Scrutinizer, the Chairman has declared the result of the resolution passed through Postal Ballot.

The following resolution has been carried with the requisite majority:

Resolution No. as stated in Postal Ballot Notice dated 28.5.2009	Type of Resolution	Description
1	Special Resolution	Enabling resolution authorising the Board of Directors of the Company to also issue equity related securities to Qualified Institutional Investors.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Reliance Communications Limited *